NO ACT

PE
12-18-12



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

13000760

January 23, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-23-2013

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: General Electric Company
Incoming letter dated December 18, 2012

Dear Mr. Mueller:

This is in response to your letter dated December 18, 2012 concerning the shareholder proposal submitted to GE by the AFSCME Employees Pension Plan, the Missionary Oblates of Mary Immaculate, the Congregation of the Sisters of Charity of the Incarnate Word, the Congregation of Divine Providence, Inc., the Benedictine Sisters of Mount St. Scholastica, and the Benedictine Sisters of Virginia. We also have received a letter from the proponents dated January 17, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Charles Jurgonis
AFSCME Employees Pension Plan
1625 L Street, N.W.
Washington, DC 20036-5687

January 23, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 18, 2012

The proposal requests the board to adopt a policy, and amend the bylaws as necessary, to require the chair of the board of directors to be an independent member of the board.

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(6). We are unable to conclude that GE would lack the power or authority to implement the proposal. Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

David Lin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.


AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

January 17, 2013

VIA EMAIL (shareholderproposals@sec.gov)
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal of AFSCME Employees Pension Plan and co-filers; request by General Electric Company for no-action determination

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the AFSCME Employees Pension Plan and co-filers Missionary Oblates of Mary Immaculate, the Congregation of the Sisters of Charity of the Incarnate Word, the Congregation of Divine Providence, the Benedictine Sisters of Mount St. Scholastica and the Benedictine Sisters of Virginia (together, the "Proponents"), submitted to General Electric Company ("GE") a shareholder proposal (the "Proposal") asking GE's Board to adopt a policy (the "Policy") that the Chair of the Board should be an independent director, unless no independent director is available and willing to serve as Chair.

In a letter dated December 18, 2012 (the "No-Action Request"), GE stated that it intends to omit the Proposal from its proxy materials being prepared for the 2013 annual meeting of shareholders. GE urges that it may exclude the Proposal in reliance on Rule 14a-8(i)(6), as beyond the power or authority of GE to implement.

Specifically, GE claims that the Proposal is excludable because it "does not provide the Board with an opportunity or mechanism to cure a violation of the independence standard requested in situations where the Chairman loses his or her independence" and "it is not within the power of the Board to ensure that its Chairman or any other director will retain his or her independence at all times." (No-Action Request, at 2) GE makes much of the fact that the Proposal seeks a policy "requiring" the Chairman to be independent. (Id. at 3)

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687


211-12

GE errs in describing the Proposal as requiring the Board to ensure continuing independence at all times. Rather, the Proposal includes a provision recognizing that, under some circumstances, an independent Chair might not be possible. The Proposal specifically excuses compliance with the Policy in the event "no independent director is available and willing to serve as Chair." The Proposal thus recognizes the need for flexibility and would provide for waiver of the Policy, allowing Chairs to serve who are not independent, based on the unavailability of an independent director. In other words, the Policy requested by the Proposal would affirm the general principle favoring an independent Chair, but provide that this principle should yield when having an independent Chair is not feasible.

GE argues that the Policy would not permit the Board to cure a violation of the Policy where a previously independent Chair loses his or her independent status because the Board would be forced to act to replace the non-independent Chair with another director. This is not a correct interpretation of the Proposal. If an independent replacement Chair could not be found, compliance with the Policy would be waived. GE's statement that the Proposal "does not provide the Board with an opportunity or mechanism to cure a violation in the event that the Chairman loses his or her independent status" is thus inaccurate. The "opportunity or mechanism" included in the Proposal is waiver of the Policy. In this respect, the Proposal is similar to the proposal in the Merck determination, which asked Merck to adopt a policy that the Chair and CEO positions would be separated "whenever possible." The Staff declined to allow exclusion on (i)(6) grounds, reasoning that the proposal "provided the board with an opportunity or mechanism to cure a violation of the independence standard requested in the proposal. (Staff Legal Bulletin 14C (June 28, 2005) (table comparing proposals))

The Proposal's inclusion of waiver also sets the Proposal apart from those in the determinations cited by GE. None of those proposals contained any provision excusing compliance under any circumstances, even when no independent directors were elected to the board or no independent director was willing to serve as Chair. GE's choice to selectively quote only the first sentence of the Proposal's resolved clause, and to ignore the remainder of the resolved clause, which sets out the provision excusing compliance, creates an artificial impression that the Proposal is much more similar to previously excludable proposals than it actually is. (See No-Action Request, at 3 (table comparing proposal language))

The Proponents respectfully ask that GE's request to exclude the Proposal in reliance on Rule 14a-8(i)(6) be denied. The Proponents appreciate the opportunity to be of assistance in this matter. If you have any questions, or need additional information, please do not hesitate to contact me.

Very truly yours,

Charles Jurgonis
Plan Secretary

cc: Ronald O. Mueller
Gibson, Dunn & Crutcher LLP

Lori Zyskowski
General Electric Company

Rev. Seamus Finn OMI
Missionary Oblates of Mary Immaculate

W. Esther Ng
Congregation of the Sisters of Charity of the Incarnate Word

Sr. Patricia Regan
Congregation of Divine Providence

Sr. Lou Whipple
Benedictine Sisters of Mount St. Scholastica

Sr. Henry Marie Zimmerman
Benedictine Sisters of Virginia

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

Client: C 32016-00092

December 18, 2012

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of AFSCME Employees Pension Plan et al.
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareowners (collectively, the "2013 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof received from the American Federation of State, County and Municipal Employees ("AFSCME") Employees Pension Plan and also the following additional proponents: the Missionary Oblates of Mary Immaculate; the Congregation of the Sisters of Charity of the Incarnate Word; the Congregation of Divine Providence, Inc.; the Benedictine Sisters of Mount St. Scholastica; and the Benedictine Sisters of Virginia (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED: The shareowners of General Electric Company ("GE") request the Board of Directors to adopt a policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors to be an independent member of the Board. This independence requirement shall apply prospectively so as not to violate any Company contractual obligation at the time this resolution is adopted. Compliance with this policy is waived if no independent director is available and willing to serve as Chair.

A copy of the Proposal, the supporting statement and related correspondence from the Proponent is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(6) Because The Company Lacks The Power Or Authority To Implement The Proposal.

The Proposal requests that the Company's Board of Directors (the "Board") adopt a policy, and amend the Company's bylaws as necessary, to require that the Chairman of the Board (the "Chairman") be an independent director. The Proposal is excludable under Rule 14a-8(i)(6) because it is not within the power of the Board to ensure that its Chairman or any other director will retain his or her independence at all times. The Proposal does not provide the Board with an opportunity or mechanism to cure a violation of the independence standard requested in situations where the Chairman loses his or her independence, and instead, only excuses compliance if no independent director is elected and willing to serve as Chairman.

A company may exclude a proposal under Rule 14a-8(i)(6) "[i]f the company would lack the power or authority to implement the proposal." In Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C"), the Staff provided guidance on the application of Rule 14a-8(i)(6) to shareowner proposals seeking to impose independence standards for directors. The Staff noted, in part:

> Our analysis of whether a proposal that seeks to impose independence qualifications on directors is beyond the power or authority of the company to implement focuses primarily on whether the proposal requires continued independence at all times. In this regard, although we would not agree with a company's argument that it is unable to ensure the election of independent directors, we would agree with the argument that a board of directors lacks the power to ensure that its chairman or any other director will retain his or her independence at all times. As such, when a proposal is drafted in a manner that would require a director to maintain his or her independence at all times, we permit the company to exclude the proposal under rule 14a-8(i)(6) on the basis that the proposal does not provide the board with an opportunity or mechanism to cure a violation of the standard requested in the proposal. In contrast, if the proposal does not require a director to maintain independence at all times or contains language permitting the company to cure a director's loss of independence, any such loss of independence would not result in an automatic violation of the standard in the proposal and we, therefore, do not permit the company to exclude the proposal under rule 14a-8(i)(6).

In SLB 14C, the Staff cited its decision in *Allied Waste Industries, Inc.* (avail. Mar. 21, 2005), as an example of a proposal that was properly excluded. As shown below, the language of the Proposal is almost identical to the language in the *Allied Waste Industries, Inc.* proposal, in that both "require" the chairman of the board to be independent and do not contain "language permitting the company to cure a director's loss of independence."

***Allied Waste* Proposal**	**The Proposal**
"The shareholders of Allied Waste Industries, Inc., ("Allied Waste" or "Company") urge the Board of Directors (the "Board") to amend the by-laws to require that an independent director who has not served as the chief executive of the Company serve as Board Chair."	"The shareowners of General Electric Company ("GE") request the Board of Directors to adopt a policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors to be an independent member of the Board."

In *Allied Waste Industries,* the Staff granted no-action relief with respect to a proposal requesting the board of directors to amend the company's bylaws to require that an independent director who has not served as the chief executive of the company serve as chairman of the board. In granting relief, the Staff noted that it did not appear to be within the power of the board of directors to ensure that its chairman retains his or her independence at all times and the proposal did not provide the board of directors with an opportunity or mechanism to cure a violation of the independence standard requested in the proposal.

In accordance with SLB 14C, the Staff consistently has concurred in the exclusion of similar shareowner proposals where the proposal does not provide the board of directors with an opportunity or mechanism to cure situations where a chairman loses his or her independence. For example, in *Exxon Mobil Corp.* (avail. Jan. 21, 2010, *recon. denied* Mar. 23, 2010) and *Time Warner Inc.* (avail. Jan. 26, 2010, *recon. denied* Mar. 23, 2010) the Staff concurred with the exclusion under Rule 14a-8(i)(6) of proposals requesting that the board "adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors to be an independent member of the Board." In each instance, the Staff concurred that the proposal was beyond the board's power to implement, and therefore excludable under Rule 14a-8(i)(6). In *Time Warner*, the Staff noted that "it does not appear to be within the power of the board of directors to ensure that its chairman retains his or her independence at all times and the proposal does not provide the board with an opportunity or mechanism to cure such a violation of the standard requested in the proposal." *See also First Mariner Bancorp* (avail Mar. 12, 2010) (concurring with the exclusion of a proposal requesting that the board adopt a policy that the chairman of the board and chief executive officer be two different individuals and the chairman an independent director); *NSTAR* (avail. Dec. 19, 2007) (concurring with the exclusion of a proposal requesting that the chairman be independent and also not reside within 50 miles of the company's chief executive officer); *Verizon Communications Inc.* (avail. Feb. 8, 2007) (concurring with the exclusion of a proposal urging the board of directors to amend the company's bylaws to require that an independent director, as defined by the rules of the New York Stock Exchange, be its chairman); *E.I. du Pont de Nemours and Co.* (avail. Feb. 7, 2007) (concurring with the exclusion of a proposal requiring that the board of directors take steps to amend the bylaws to require that an independent director serve as chairman of the board); *General Electric Co.* (avail. Jan. 14, 2005) (concurring with the exclusion of a proposal requesting that a board of directors adopt a policy that an independent director serve as chairman of the board of directors).

Similar to the proposals considered in the numerous no-action letters noted above, the Proposal does not provide the Board with an opportunity or mechanism to cure a violation in the event that the Chairman loses his or her independent status. In such a scenario, the Company would automatically violate the Proposal's independence requirement. As a result, compliance with the Proposal would require that the Chairman maintain his or her independence at all times. Therefore, consistent with the Staff's guidance in SLB 14C and in the no-action letters cited above, the Proposal is beyond the power of the Board to implement and is excludable under Rule 14a-8(i)(6).

Although the Proposal states that its requirement is "waived if no independent director is available and willing to serve as Chair," that provision addresses a different situation, and does not provide a cure for a situation where numerous independent directors serving on the Company's Board may be available and willing to serve as Chairman, but the individual previously selected as Chairman ceases to qualify as independent. Excusing compliance when no independent director is available and willing to be selected as Chairman does not provide a means for the Company to avoid (as stated in SLB 14C) "an automatic violation of the standard in the proposal" if the Chairman loses his or her independence. Rather, if the Chairman loses his or her independence, the Company will immediately be in violation of the Proposal's standard (regardless of whether another director who qualifies as independent is available and willing to serve as Chairman). Thus, the limited cure language in the Proposal does not address or eliminate the issue discussed in SLB 14C, and accordingly, the Proposal remains excludable under Rule 14a-8(i)(6).

In this regard, the Proposal differs significantly from the proposals cited by the Staff in SLB 14C as not being excludable under Rule 14a-8(i)(6) because, unlike the Proposal, those proposals either contained broadly drafted exceptions that addressed compliance in a number of situations (including where the Chairman loses his or her independence) or contemplated that the companies would create such exceptions in implementing the proposal. For example, in *Merck & Co., Inc.* (avail. Dec. 29, 2004), the Staff denied no-action relief with respect to a proposal requesting that the board of directors establish a policy of separating the positions of chairman and chief executive officer "whenever possible, so that an independent director who has not served as an executive officer of the [c]ompany" serves as chairman. Similarly, in *The Walt Disney Co.* (avail. Nov. 24, 2004), the Staff denied no-action relief with respect to a proposal urging the board of directors to amend its corporate governance guidelines to set a policy that the chairman of the board will always be an independent member, "except in rare and explicitly spelled out, extraordinary circumstances." In each of *Merck* and *Walt Disney*, the proposal contained specific language that excused compliance in instances where it was not possible for the chairman to be independent. As a result, the proposals did not require directors to maintain their independence at all times and therefore were not beyond the boards' power to implement. In contrast, the exception language in the Proposal is limited to situations where an independent Chairman cannot be selected because no independent director is "available and willing to serve." This language does not address situations where an independent Chairman loses his or her independence and is therefore significantly different from the cure language the Staff cited in SLB 14C.

Furthermore, the Proposal also differs significantly from other director independence proposals that the Staff has subsequently determined are not excludable under Rule 14a-8(i)(6). For example, in *Parker-Hannifin Corp.* (avail. Aug. 31, 2009), the Staff denied no-action relief under Rule 14a-8(i)(6) with respect to a proposal calling for an independent chairman of the board that also provided that, in the event a chairman of the board who was independent at the time he or she was selected is no longer independent, the board shall select a new chairman who satisfies the requirements of the proposal within 60 days. Similarly, in *Allegheny Energy, Inc.* (avail. Feb. 7, 2006), the Staff denied no-action relief with respect to a proposal calling for an independent chairman of the board where the proposal stated that "[t]his proposal gives our company an opportunity to cure our Chairman's loss of independence should it exist or occur once this proposal is adopted." *See also Burlington Northern Santa Fe Corp.* (avail. Jan. 30, 2006) (same); *Newmont Mining Corp.* (avail. Jan. 13, 2006) (same); *General Electric Co.* (avail. Jan. 10, 2006) (same). In each instance, the proposal explicitly provided "an opportunity or mechanism to cure a violation" resulting from the company's inability to ensure that the chairman maintains his or her independence at all times.

The Proposal is similar to the proposals noted above where the Staff concurred that the proposal could be excluded because it does not provide the board with "an opportunity or mechanism to cure a violation of the standard requested" (as stated in SLB 14C). Accordingly, the Company lacks the power and authority to implement the Proposal and therefore, may exclude the Proposal under Rule 14a-8(i)(6).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials pursuant to Rule 14a-8(i)(6).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Lori Zyskowski, the Company's Executive Counsel, Corporate, Securities and Finance, at (203) 373-2227.

Sincerely,

Ronald O. Mueller

Enclosures

cc: Lori Zyskowski, General Electric Company
Charles Jurgonis, AFSCME Employees Pension Plan
Rev. Seamus P. Finn OMI, Missionary Oblates of Mary Immaculate
W. Esther Ng, Congregation of the Sisters of Charity of the Incarnate Word
Sr. Patricia Regan, Congregation of Divine Providence, Inc.
Lou Whipple, Benedictine Sisters of Mount St. Scholastica
Sr. Henry Marie Zimmermann, Benedictine Sisters of Virginia

GIBSON DUNN

EXHIBIT A


AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

November 1, 2012

<u>VIA OVERNIGHT MAIL and FAX (203) 373-3225</u>
General Electric Company
3135 Easton Turnpike
Fairfield CT 06828
Attention: Brackett B. Denniston III, Senior Vice President, General Counsel and Corporate Secretary

Dear Mr. Denniston:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2012 proxy statement of General Electric Company. (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2013 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 77,490 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 429-1007.

Sincerely,

Charles Jurgonis
Plan Secretary

Enclosure

RESOLVED: The shareowners of General Electric Company ("GE") request the Board of Directors to adopt a policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors to be an independent member of the Board. This independence requirement shall apply prospectively so as not to violate any Company contractual obligation at the time this resolution is adopted. Compliance with this policy is waived if no independent director is available and willing to serve as Chair.

SUPPORTING STATEMENT

GE's CEO Jeffrey Immelt also serves as chair of the Company's board of directors. We believe the combination of these two roles in a single person weakens a corporation's governance, which can harm shareholder value. As Intel former chair Andrew Grove stated, "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?"

In our view, shareholder value is enhanced by an independent board chair who can provide a balance of power between the CEO and the board and support strong board leadership. The primary duty of a board of directors is to oversee the management of a company on behalf of its shareholders. We believe that a CEO who also serves as chair operates under a conflict of interest that can result in excessive management influence on the board and weaken the board's oversight of management.

An independent board chair has been found in academic studies to improve the financial performance of public companies. A 2007 Booz & Co. study found that in 2006, all of the underperforming North American companies with long-tenured CEOs lacked an independent board chair (*The Era of the Inclusive Leader,* Booz Allen Hamilton, Summer 2007). A more recent study found that, worldwide, companies are now routinely separating the jobs of chair and CEO: in 2009 less than 12 percent of incoming CEOs were also made chair, compared with 48 percent in 2002 (*CEO Succession 2000–2009: A Decade of Convergence and Compression*, Booz & Co., Summer 2010).

We believe that independent board leadership would be particularly constructive at GE, where Mr. Immelt ranked near the bottom (200 out of 206 CEOs) in a 2012 Forbes pay for performance survey ("America's Best and Worst CEOs," *Forbes*, April 4, 2012), and it has been noted that since 2000 "GE's value has gone nowhere but down since Mr. Immelt took the top job" ("Oops! Five CEOs Who Should Have Already Been Fired," *Forbes*, May 12, 2012).

We urge shareowners to vote for this proposal.


AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

November 1, 2012

<u>VIA OVERNIGHT MAIL and FAX (203) 373-3225</u>
General Electric Company
3135 Easton Turnpike
Fairfield CT 06828
Attention: Brackett B. Denniston III, Senior Vice President, General Counsel and Corporate Secretary

Dear Mr. Denniston:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to provide you with verified proof of ownership from the Plan's custodian. If you require any additional information, please do not hesitate to contact me at the address below.

Sincerely,



Charles Jurgonis
Plan Secretary

Enclosure


211-12

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687



Kevin Yakimowsky

Assistant Vice President
Specialized Trust Services
STATE STREET BANK
1200 Crown Colony Drive CC17
Quincy, Massachusetts 02169
kyakimowsky@statestreet.com

telephone +1 617 985 7712
facsimile +1 617 769 6695

www.statestreet.com

November 1, 2012

Lonita Waybright
A.F.S.C.M.E.
Benefits Administrator
1625 L Street N.W.
Washington, D.C. 20036

Re: Shareholder Proposal Record Letter for GENERAL ELECTRIC (cusip 369604103)

Dear Ms Waybright:

State Street Bank and Trust Company is Trustee for **77,490 shares of General Electric** common stock held for the benefit of the American Federation of State, County and Municiple Employees Pension Plan ("Plan"). The Plan has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of this letter. The Plan continues to hold the shares of **General Electric** stock.

As Trustee for the Plan, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,

Kevin Yakimowsky



Missionary Oblates of Mary Immaculate
Justice Peace & Integrity of Creation Office
391 Michigan Avenue, NE, Washington DC 20017. Tel: 202 529 4505 Fax: 202 529 4572

November 5, 2012

Brackett B. Denniston III,
Senior Vice President General Counsel & Corporate Secretary
General Electric Company (GE)
3135 Easton Turnpike
Fairfield CT 06828

Dear Mr. Denniston:

I am writing you on behalf of the Missionary Oblates of Mary Immaculate to co-file the stockholder resolution, which requires Chair of the Board of Directors to be an independent member of the Board. We are also members of Interfaith Center on Corporate Responsibility (ICCR) a coalition of 275 faith-based institutions committed to social responsible investing.

In brief, the proposal states: Shareholders of General Electric request that "the Board of Directors adopt a policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors to be an independent member of the Board."

It is with in this mind that I write at this time to inform you of our intention to co-file the enclosed stockholder resolution with the American Federation of State, County and Municipal Employee (AFSCME) for consideration and action by the stockholders at the annual meeting.

The Missionary Oblates of Mary Immaculate are beneficial owners of 10, 948 shares of General Electric. Verification of ownership of this stock is enclosed from M & T Investment Group, an affiliate of the M & T Bank, a DTC participant who is our portfolio custodian. We plan to hold the shares at least until the annual meeting.

I hereby submit it for inclusion in the proxy statement in accordance with the Rule 14-a8 of the General Rules and Regulations of the Securities Exchange Act of 1984. The primary contact is Charles Jurgonis, AFSCME Plan Secretary who can be reached at (202) 429 1007.

Respectfully yours,

Rev. Séamus P. Finn OMI

Rev. Séamus P. Finn OMI
Director - Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate.

RESOLVED: The shareowners of General Electric Company ("GE") request the Board of Directors to adopt a policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors to be an independent member of the Board. This independence requirement shall apply prospectively so as not to violate any Company contractual obligation at the time this resolution is adopted. Compliance with this policy is waived if no independent director is available and willing to serve as Chair.

SUPPORTING STATEMENT

GE's CEO Jeffrey Immelt also serves as chair of the Company's board of directors. We believe the combination of these two roles in a single person weakens a corporation's governance, which can harm shareholder value. As Intel former chair Andrew Grove stated, "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?"

In our view, shareholder value is enhanced by an independent board chair who can provide a balance of power between the CEO and the board and support strong board leadership. The primary duty of a board of directors is to oversee the management of a company on behalf of its shareholders. We believe that a CEO who also serves as chair operates under a conflict of interest that can result in excessive management influence on the board and weaken the board's oversight of management.

An independent board chair has been found in academic studies to improve the financial performance of public companies. A 2007 Booz & Co. study found that in 2006, all of the underperforming North American companies with long-tenured CEOs lacked an independent board chair (*The Era of the Inclusive Leader,* Booz Allen Hamilton, Summer 2007). A more recent study found that, worldwide, companies are now routinely separating the jobs of chair and CEO: in 2009 less than 12 percent of incoming CEOs were also made chair, compared with 48 percent in 2002 (*CEO Succession 2000–2009: A Decade of Convergence and Compression,* Booz & Co., Summer 2010).

We believe that independent board leadership would be particularly constructive at GE, where Mr. Immelt ranked near the bottom (200 out of 206 CEOs) in a 2012 Forbes pay for performance survey ("America's Best and Worst CEOs," *Forbes*, April 4, 2012), and it has been noted that since 2000 "GE's value has gone nowhere but down since Mr. Immelt took the top job" ("Oops! Five CEOs Who Should Have Already Been Fired," *Forbes*, May 12, 2012).

We urge shareowners to vote for this proposal.

M&T Investment Group

M&T Bank, MD1-MP33, 1800 Washington Blvd, P.O. Box 1596, Baltimore, MD 21203-1596
410 545 2719 TOLL FREE 866 848 0383 FAX 410 545 2762

November 5 ,2012

Rev. Seamus P. Finn
Missionary Oblates of Mary Immaculate
Justice and Peace Office – United States Province
391 Michigan Avenue, NE
Washington, DC 20017-1516

Dear Father Finn:

The United States Province of Missionary Oblates of Mary Immaculate owns 10,948 shares of General Electric and has owned these shares for at least one year.

Please don't hesitate to call me with any questions.

S Bernadette Greaver

S Bernadette Greaver
Assistant Vice President
Custody Administration


SISTERS OF CHARITY OF THE INCARNATE WORD

Called to be God's love in today's world

November 9, 2012

RECEIVED

NOV 13 2012

B. B. DENNISTON III

Brackett B. Denniston III
Senior Vice President, General Counsel and Corporate Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Denniston:

I am writing you on behalf of the Congregation of the Sisters of Charity of the Incarnate Word, San Antonio to co-file the stockholder resolution on a Report on the Separate Chair and CEO. In brief, the proposal states: RESOLVED: The shareowners of General Electric Company ("GE") request the Board of Directors to adopt a policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors to be an independent member of the Board. This independence requirement shall apply prospectively so as not to violate any Company contractual obligation at the time this resolution is adopted. Compliance with this policy is waived if no independent director is available and willing to serve as Chair.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with AFSCME. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2013 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 17,900 shares or $2000 worth of General Electric stock and intend to hold $2,000 worth through the date of the 2013 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact people for this resolution/proposal will be John Keenan of AFSCME at 202-429-1232 or at jkeenan@afscme.org. John Keenan as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

W. Esther Ng

W. Esther Ng
General Treasurer

Enclosure: 2013 Shareholder Resolution

SEPARATE CHAIR AND CEO

RESOLVED: The shareowners of General Electric Company ("GE") request the Board of Directors to adopt a policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors to be an independent member of the Board. This independence requirement shall apply prospectively so as not to violate any Company contractual obligation at the time this resolution is adopted. Compliance with this policy is waived if no independent director is available and willing to serve as Chair.

SUPPORTING STATEMENT

GE's CEO Jeffrey Immelt also serves as chair of the Company's board of directors. We believe the combination of these two roles in a single person weakens a corporation's governance, which can harm shareholder value. As Intel former chair Andrew Grove stated, "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?"

In our view, shareholder value is enhanced by an independent board chair who can provide a balance of power between the CEO and the board and support strong board leadership. The primary duty of a board of directors is to oversee the management of a company on behalf of its shareholders. We believe that a CEO who also serves as chair operates under a conflict of interest that can result in excessive management influence on the board and weaken the board's oversight of management.

An independent board chair has been found in academic studies to improve the financial performance of public companies. A 2007 Booz & Co. study found that in 2006, allof the underperforming North American companies with long-tenured CEOs lacked an independent board chair (*The Era of the Inclusive Leader,* Booz Allen Hamilton, Summer 2007). A more recent study found that, worldwide, companies are now routinely separating the jobs of chair and CEO: in 2009 less than 12 percent of incoming CEOs were also made chair, compared with 48 percent in 2002 (*CEO Succession 2000–2009: A Decade of Convergence and Compression*, Booz & Co., Summer 2010).

We believe that independent board leadership would be particularly constructive at GE, where Mr. Immelt ranked near the bottom (200 out of 206 CEOs) in a 2012 Forbes pay for performance survey ("America's Best and Worst CEOs," *Forbes*, April 4, 2012), and it has been noted that since 2000 "GE's value has gone nowhere but down since Mr. Immelt took the top job" ("Oops! Five CEOs Who Should Have Already Been Fired," *Forbes*, May 12, 2012).

We urge shareowners to vote for this proposal.



Called to be God's love in today's world

November 9, 2012

Systematic Financial
Mr. Eoin E. Middaugh, CFA
300 Frank W. Burr Blvd, 7th Floor
Teaneck, NJ 07666

RE: **Congregation of the Sisters of Charity of the Incarnate Word, San Antonio**

Dear Eoin:

We are in the process of filing a shareholder resolution with GENERAL ELECTRIC. Our filing letter is dated November 9, 2012. The letter of verification needs to have this date and needs to arrive no later than November 27, 2012. We have included a sample letter.

This information should be sent to:

Brackett B. Denniston III
Senior Vice President, General Counsel and Corporate Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

We also ask that you maintain this stock in our portfolio at least through the date of the company's next annual meeting. We ask further that you forward the General Electric proxies to us.

Thank you for your cooperation in this matter.

Yours truly,

W. Esther Ng

W. Esther Ng
General Treasurer

Enclosure: DTC Custodian Sample Letter

4503 Broadway • San Antonio, TX 78209 • ph 210.828.2224 • fx 210.828.9741 • www.amormeus.org



300 FRANK W. BURR BLVD. 7TH FLOOR TEANECK, NJ 07666
201-928-1982 TOLL FREE 800-258-0497 FAX 201-928-1465
www.sfmlp.com

RECEIVED
NOV 16 2012
B. B. DENNISTON III

November 9, 2012

Brackett B. Denniston III
Senior Vice President, General Counsel and Corporate Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

FAX: 203-373-3225

Re: Co-filing of shareholder resolution – Separation of Chair and CEO

As of November 9, 2012, Systematic Financial Management, L.P., Investment Manager for the Congregation of the Sisters of Charity of the Incarnate Word, held, and has held continuously, for at least one year, $2,000 worth of General Electric (GE).

Systematic will maintain this security in our portfolio at least through the date of the company's next annual meeting.

Do not hesitate to call me if you need any additional information.

Kind regards,

Michele Egeberg
Compliance Manager

cc: W. Esther Ng, General Treasurer
Congregation of the Sisters of Charity of the Incarnate Word

Scott Garrett, Senior Vice President
Systematic Financial Management, L.P.

CONGREGATION OF DIVINE PROVIDENCE
SAN ANTONIO, TEXAS

Fax Transmittal

To: Brackett B. Denniston, III 203-373-3225

From: Sister Patricia Regan, CDP

Phone Line (210) 587-1150
FAX Line (210) 431-9965

Date: 11/8/12

Number of pages to follow: 2

Message:
Mr. Denniston, attached you will find a stockholder resolution from the Congregation of Divine Providence.

Please contact me if you have any questions.

Sister Patricia Regan, CDP
General Treasurer
Congregation of Divine Providence

CONGREGATION OF DIVINE PROVIDENCE
SAN ANTONIO, TEXAS

November 8, 2012

Brackett B. Denniston III
Senior Vice President, General Counsel and Corporate Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Denniston:

I am writing you on behalf of the Congregation of Divine Providence, Inc. to co-file the stockholder resolution on a Report on the Separate Chair and CEO. In brief, the proposal states: RESOLVED: The shareowners of General Electric Company ("GE") request the Board of Directors to adopt a policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors to be an independent member of the Board. This independence requirement shall apply prospectively so as not to violate any Company contractual obligation at the time this resolution is adopted. Compliance with this policy is waived if no independent director is available and willing to serve as Chair.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with AFSCME. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2013 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of $2000 worth of General Electric stock and intend to hold $2,000 worth through the date of the 2013 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact people for this resolution/proposal will be John Keenan of AFSCME at 202-429-1232 or at jkeenan@afscme.org. John Keenan as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

Sr Patricia Regan

Sr. Patricia Regan, CDP
Congregation of Divine Providence
Treasurer
pregan@cdptexas.org
210-587-1150
210-431-9965 (fax)

SEPARATE CHAIR AND CEO

RESOLVED: The shareowners of General Electric Company ("GE") request the Board of Directors to adopt a policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors to be an independent member of the Board. This independence requirement shall apply prospectively so as not to violate any Company contractual obligation at the time this resolution is adopted. Compliance with this policy is waived if no independent director is available and willing to serve as Chair.

SUPPORTING STATEMENT

GE's CEO Jeffrey Immelt also serves as chair of the Company's board of directors. We believe the combination of these two roles in a single person weakens a corporation's governance, which can harm shareholder value. As Intel former chair Andrew Grove stated, "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?"

In our view, shareholder value is enhanced by an independent board chair who can provide a balance of power between the CEO and the board and support strong board leadership. The primary duty of a board of directors is to oversee the management of a company on behalf of its shareholders. We believe that a CEO who also serves as chair operates under a conflict of interest that can result in excessive management influence on the board and weaken the board's oversight of management.

An independent board chair has been found in academic studies to improve the financial performance of public companies. A 2007 Booz & Co. study found that in 2006, allof the underperforming North American companies with long-tenured CEOs lacked an independent board chair (*The Era of the Inclusive Leader,* Booz Allen Hamilton, Summer 2007). A more recent study found that, worldwide, companies are now routinely separating the jobs of chair and CEO: in 2009 less than 12 percent of incoming CEOs were also made chair, compared with 48 percent in 2002 (*CEO Succession 2000–2009: A Decade of Convergence and Compression*, Booz & Co., Summer 2010).

We believe that independent board leadership would be particularly constructive at GE, where Mr. Immelt ranked near the bottom (200 out of 206 CEOs) in a 2012 Forbes pay for performance survey ("America's Best and Worst CEOs," *Forbes*, April 4, 2012), and it has been noted that since 2000 "GE's value has gone nowhere but down since Mr. Immelt took the top job" ("Oops! Five CEOs Who Should Have Already Been Fired," *Forbes*, May 12, 2012).

We urge shareowners to vote for this proposal.

A business of Morgan Stanley Smith Barney

The Quantitative Group
9311 San Pedro, Suite 1200
San Antonio, Tx 78216-4458
tel 210 377 2700
fax 210 366 6696
toll free 800 666 3966

Graystone Consulting℠

November 8, 2012

Brackett B. Denniston III
Sr. Vice President, General Counsel, Corp Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

RE: Co-filing of shareholder resolution – Separation of Chair and CEO

Dear Mr. Denniston,

As of November 8, 2012, The Congregation of Divine Providence held and has held continuously for at least one year, 21 shares of General Electric Company common stock. These shares have been held with Morgan Stanley Smith Barney, Inc. DTC# 0015.

If you need further information, please contact us at 210-366-6692.

Sincerely,

Cheryl Taylor
Registered Marketing Associate
The Quantitative Group at Graystone Consulting

W. Joseph Sammons, CIMA®
Senior Vice President - Investments
Institutional Consulting Director
tel 210 366 6677
joe.sammons@morganstanleygraystone.com

Ronald Kern, CIMA®
Senior Vice President - Investments
Institutional Consulting Director
tel 210 366 6679
ron.kern@morganstanleygraystone.com

Myrteel M. Ward
Senior Vice President - Investments
Institutional Consulting Director
tel 210 366 6678
myrteel.ward@morganstanleygraystone.com

Rollins S. Rubsamen, Jr.
Senior Vice President - Investments
Institutional Consulting Director
tel 210 366 6680
rollins.rubsamen@morganstanleygraystone.com





Mount St. Scholastica

Benedictine Sisters

November 9, 2012

Brackett B. Denniston III
Senior Vice President, General Counsel and Corporate Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

FAX: 203-373-3225

Dear Mr. Denniston:

I am writing you on behalf of the Benedictine Sisters of Mount St. Scholastica to co-file the stockholder resolution on a Report on the Separate Chair and CEO. In brief, the proposal states: RESOLVED: The shareowners of General Electric Company ("GE") request the Board of Directors to adopt a policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors to be an independent member of the Board. This independence requirement shall apply prospectively so as not to violate any Company contractual obligation at the time this resolution is adopted. Compliance with this policy is waived if no independent director is available and willing to serve as Chair.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with AFSCME. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2013 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 1049 shares of General Electric stock and intend to hold $2,000 worth through the date of the 2013 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact people for this resolution/proposal will be John Keenan of AFSCME at 202-429-1232 or at jkeenan@afscme.org. John Keenan as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

Lou Whipple OSB

Lou Whipple, OSB
Business Manager

801 S. 8TH STREET | ATCHISON, KS 66002 | 913.360.6200 | FAX 913.360.6190

www.mountosb.org

SEPARATE CHAIR AND CEO

RESOLVED: The shareowners of General Electric Company ("GE") request the Board of Directors to adopt a policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors to be an independent member of the Board. This independence requirement shall apply prospectively so as not to violate any Company contractual obligation at the time this resolution is adopted. Compliance with this policy is waived if no independent director is available and willing to serve as Chair.

SUPPORTING STATEMENT

GE's CEO Jeffrey Immelt also serves as chair of the Company's board of directors. We believe the combination of these two roles in a single person weakens a corporation's governance, which can harm shareholder value. As Intel former chair Andrew Grove stated, "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?"

In our view, shareholder value is enhanced by an independent board chair who can provide a balance of power between the CEO and the board and support strong board leadership. The primary duty of a board of directors is to oversee the management of a company on behalf of its shareholders. We believe that a CEO who also serves as chair operates under a conflict of interest that can result in excessive management influence on the board and weaken the board's oversight of management.

An independent board chair has been found in academic studies to improve the financial performance of public companies. A 2007 Booz & Co. study found that in 2006, allof the underperforming North American companies with long-tenured CEOs lacked an independent board chair (*The Era of the Inclusive Leader,* Booz Allen Hamilton, Summer 2007). A more recent study found that, worldwide, companies are now routinely separating the jobs of chair and CEO: in 2009 less than 12 percent of incoming CEOs were also made chair, compared with 48 percent in 2002 (*CEO Succession 2000–2009: A Decade of Convergence and Compression*, Booz & Co., Summer 2010).

We believe that independent board leadership would be particularly constructive at GE, where Mr. Immelt ranked near the bottom (200 out of 206 CEOs) in a 2012 Forbes pay for performance survey ("America's Best and Worst CEOs," *Forbes*, April 4, 2012), and it has been noted that since 2000 "GE's value has gone nowhere but down since Mr. Immelt took the top job" ("Oops! Five CEOs Who Should Have Already Been Fired," *Forbes*, May 12, 2012).

We urge shareowners to vote for this proposal.


Benedictine Sisters of Virginia

Saint Benedict Monastery • 9535 Linton Hall Road • Bristow, Virginia 20136-1217 • (703) 361-0106

November 8, 2012

Brackett B. Denniston III
Senior Vice President, General Counsel and Corporate Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

FAX: 203-373-3225

Dear Mr. Denniston:

I am writing you on behalf of the Benedictine Sisters of Virginia to co-file the stockholder resolution on a Report on the Separate Chair and CEO. In brief, the proposal states: RESOLVED: The shareowners of General Electric Company ("GE") request the Board of Directors to adopt a policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors to be an independent member of the Board. This independence requirement shall apply prospectively so as not to violate any Company contractual obligation at the time this resolution is adopted. Compliance with this policy is waived if no independent director is available and willing to serve as Chair.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with AFSCME. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2013 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 2000 shares of General Electric stock and intend to hold $2,000 worth through the date of the 2013 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact people for this resolution/proposal will be John Keenan of AFSCME at 202-429-1232 or at jkeenan@afscme.org. John Keenan as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

Sister Henry Marie Zimmermann, OSB

Sister Henry Marie Zimmermann, OSB
Assistant Treasurer

SEPARATE CHAIR AND CEO

RESOLVED: The shareowners of General Electric Company ("GE") request the Board of Directors to adopt a policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors to be an independent member of the Board. This independence requirement shall apply prospectively so as not to violate any Company contractual obligation at the time this resolution is adopted. Compliance with this policy is waived if no independent director is available and willing to serve as Chair.

SUPPORTING STATEMENT

GE's CEO Jeffrey Immelt also serves as chair of the Company's board of directors. We believe the combination of these two roles in a single person weakens a corporation's governance, which can harm shareholder value. As Intel former chair Andrew Grove stated, "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?"

In our view, shareholder value is enhanced by an independent board chair who can provide a balance of power between the CEO and the board and support strong board leadership. The primary duty of a board of directors is to oversee the management of a company on behalf of its shareholders. We believe that a CEO who also serves as chair operates under a conflict of interest that can result in excessive management influence on the board and weaken the board's oversight of management.

An independent board chair has been found in academic studies to improve the financial performance of public companies. A 2007 Booz & Co. study found that in 2006, allof the underperforming North American companies with long-tenured CEOs lacked an independent board chair (*The Era of the Inclusive Leader,* Booz Allen Hamilton, Summer 2007). A more recent study found that, worldwide, companies are now routinely separating the jobs of chair and CEO: in 2009 less than 12 percent of incoming CEOs were also made chair, compared with 48 percent in 2002 (*CEO Succession 2000–2009: A Decade of Convergence and Compression*, Booz & Co., Summer 2010).

We believe that independent board leadership would be particularly constructive at GE, where Mr. Immelt ranked near the bottom (200 out of 206 CEOs) in a 2012 Forbes pay for performance survey ("America's Best and Worst CEOs," *Forbes*, April 4, 2012), and it has been noted that since 2000 "GE's value has gone nowhere but down since Mr. Immelt took the top job" ("Oops! Five CEOs Who Should Have Already Been Fired," *Forbes*, May 12, 2012).

We urge shareowners to vote for this proposal.



Bracket B Benniston III
Senior Vice President, General Counsel
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

November 8, 2012

Dear Mr. Denniston,

This letter will confirm that the Benedictine Sisters of Virginia currently owns shares of General Electric Co. valued over $2,000. They have held this stock for more than one year and will continue to hold this stock through the annual meeting date. The DTC Custodian is Clearview Correspondent Services, #0702.

Thank you and please feel free to contact me at 800-552-7757, ext. 3295 if you have any questions

Sincerely,

John J. Muldowney

Managing Director